UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2

North American Construction Group Ltd
(Name of Issuer)

Common Stock
(Title of Class of Securities)

656811106
(CUSIP Number)

October 31, 2022
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 656811106

1
NAME OF REPORTING PERSON

Polar Asset Management Partners Inc.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5
SOLE VOTING POWER

3,155,115 (including 984,858 Shares issuable upon the conversion of Debentures)


6
SHARED VOTING POWER

 0


7
SOLE DISPOSITIVE POWER

3,155,115 (including 984,858 Shares issuable upon the conversion of Debentures)


8
SHARED DISPOSITIVE POWER

 0


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,155,115 (including 984,858 Shares issuable upon the conversion of Debentures)


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 []


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  10.95%

12
TYPE OF REPORTING PERSON*

  IA


Item 1.
(a)
Name of Issuer: The name of the issuer is North American Construction Group Ltd. (the "Company")

(b)
Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 27287 - 100 Avenue, Acheson, Alberta T7X 6H8

Item 2.

(a)
Name of Person Filing:
This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF"), Polar Micro-Cap Fund, an Ontario open-ended investment trust ("PCMF") and Polar Micro-Cap Fund II L.P., an Ontario limited Partnership ("PMCFII", together with PMSMF and PMCF, the "Polar Vehicles") with respect to the Shares (as defined below) directly held by the Polar Vehicles.


(b) Address of Principal Business Office or if none, Residence:
The address of the business office of the Reporting Person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(c)
Citizenship:
The citizenship of the Reporting Person is Canada.

(d)
Title of Class of Securities:
Common Shares (the "Shares")

(e)
CUSIP Number: 656811106

Item 3.
A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

Item
4. Ownership.

As at October 31, 2022, the Polar Vehicles held 3,155,115 shares, comprised of
(i) 2,170,257 Shares, (ii) 276,495 Shares, assuming the conversion by certain of the Polar Vehicles of $7,258,000 principal amount of the Company's 5.0% convertible unsecured subordinated debentures due March 31, 2026 (the "2026 Debentures") at a conversion rate of 38.0952 Shares per $1,000 Principal amount of the 2026 Debentures, and (iii) 708,363 Shares, assuming the conversion by certain of the Polar Vehicles of $17,532,000 principal amount of the Company's 5.5% convertible unsecured subordinated debentures due June 30, 2028
(the "2028 Debentures") at a conversion rate of 40.4040 Shares per $1,000 principal amount of the 2028 Debentures (the 2026 Debentures and the 2028 Debentures as described in the Company's Management's Discussion and Analysis for the three months ended September 30, 2022, included in the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 26, 2022).

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.


Item 5.
Ownership of Five Percent or Less of a Class:
This is not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:
See Item 2. The Polar Vehicles have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of more than 5% of the Shares.

Item 7.
Identification and Classification of Subsidiary Which Acquired the Securities:
This is not applicable.

Item 8.
Identification and Classification of Members of the Group:
This is not applicable.

Item 9.
Notice of Dissolution of Group: This is not applicable.

Item 10.
Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2022

POLAR ASSET MANAGEMENT PARTNERS INC.

By: /s/ Andrew Ma
Name: Andrew Ma
Title: Chief Compliance Officer